UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
PMA Capital Corporation

(Name of Issuer)
Class A Common Stock, $5 par value per share

(Title of Class of Securities)
693419202

(CUSIP Number)
December 31, 2007

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	693419202	13G	Page	2	of	15 Pages

1	NAMES OF REPORTING PERSONS Mast Credit Opportunities I Master Fund, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		2,092,232 shares of Class A Common Stock

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,092,232 shares of Class A Common Stock

WITH	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,092,232 shares of Class A Common Stock

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	693419202	13G	Page	3	of	15 Pages

1	NAMES OF REPORTING PERSONS Cadogan Conferre Fund Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		540,352 shares of Class A Common Stock

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		540,352 shares of Class A Common Stock

WITH	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

540,352 shares of Class A Common Stock

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	693419202	13G	Page	4	of	15 Pages

1	NAMES OF REPORTING PERSONS Cadogan Tertius Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		162,290 shares of Class A Common Stock

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		162,290 shares of Class A Common Stock

WITH	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

162,290 shares of Class A Common Stock

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	693419202	13G	Page	5	of	15 Pages

1	NAMES OF REPORTING PERSONS Mast Capital Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		2,092,232 shares of Class A Common Stock

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		702,642 shares of Class A Common Stock

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,092,232 shares of Class A Common Stock

WITH	8	SHARED DISPOSITIVE POWER

702,642 shares of Class A Common Stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,794,874 shares of Common Stock

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA

CUSIP No.	693419202	13G	Page	6	of	15 Pages

1	NAMES OF REPORTING PERSONS Christopher B. Madison

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		34,000 shares of Class A Common Stock

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,794,874 shares of Class A Common Stock

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		34,000 shares of Common Stock

WITH	8	SHARED DISPOSITIVE POWER

2,794,874 shares of Class A Common Stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,828,874 shares of Class A Common Stock

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	693419202	13G	Page	7	of	15 Pages

1	NAMES OF REPORTING PERSONS David J. Steinberg

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,794,874 shares of Class A Common Stock

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		2,794,874 shares of Class A Common Stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,794,874 shares of Class A Common Stock

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	8.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	693419202	13G	Page	8	of	15 Pages

1	NAMES OF REPORTING PERSONS Cadogan Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		702,642 shares of Class A Common Stock

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		702,642 shares of Class A Common Stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	702,642 shares of Common Stock

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	2.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IA

Page 9 of 15 Pages
Item 1.
     (a) Name of Issuer: PMA Capital Corporation (the “Issuer”).
     (b) Address of the Issuer’s Principal Executive Offices: 380 Sentry Parkway, Blue Bell, Pennsylvania.
Item 2.
     (a) Name of Person Filing: This joint statement on Schedule 13G is being filed by Mast Credit Opportunities I Master Fund, Ltd., Mast Capital Management, LLC, David J. Steinberg, Christopher B. Madison, Cadogan Management, LLC, Cadogan Conferre Fund Limited and Cadogan Tertius Trust who are collectively referred to as the “Reporting Persons.” Messrs. Steinberg and Madison (the “Mast Managers”) are the managers of Mast Capital Management, LLC (“Mast Capital”), which serves as investment adviser for Mast Credit Opportunities I Master Fund, Ltd. (the “Mast Fund”) and has entered into an agreement with each of Cadogan Conferred Fund Limited (the “Cadogan Fund”) and Cadogan Tertius Trust (the “Cadogan Trust”), pursuant to which it has the authority to vote and dispose of the shares of the Issuer held by each of the Cadogan Fund and the Cadogan Trust. Cadogan Management, LLC (“Cadogan Management”) serves as the investment adviser for each of the Cadogan Fund and the Cadogan Trust.
     The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13G as Exhibit 1 (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Act.
     (b) Address of Principal Business Office:
     The principal business office of the Mast Fund with respect to the shares reported hereunder is c/o Goldman Sachs (Cayman) Trust, Limited, P.O. Box 896 GT, Harbour Centre, 2nd Floor, North Church, Street, George Town, Cayman Islands
     The principal business office each of the Cadogan Fund and the Cadogan Trust with respect to the shares reported hereunder is Ogier Fiduciary Services (Cayman) Limited, Queensgate House, 113 South Church Street, 5th Floor, 1234GT, Grand Cayman, Cayman Islands.
     The principal business office for Mast Capital and each of the Mast Managers with respect to the shares reported hereunder is 535 Boylston Street, Suite 401, Boston, MA 02116.
     The principal business office for Cadogan Management with respect to the shares reported hereunder is 149 Fifth Avenue, Fifteenth Floor, New York, NY 10010.
     (c) Citizenship: Each of Mast Capital and Cadogan Management is a Delaware limited liability company. The Mast Fund is a Cayman Islands exempted company. The

Page 10 of 15 Pages
Cadogan Fund is a company organized under the laws of the Cayman Islands. The Cadogan Trust is a unit trust organized under the laws of the Cayman Islands. Each of the Mast Managers is a U.S. citizen.
     (d) Title and Class of Securities: Class A Common Stock, $5 par value per share (the “Class A Common Stock”).
     (e) CUSIP Number: 693419202.
Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
N/A
Item 4. Ownership:
As of December 31, 2007, the Reporting Persons, in the aggregate, beneficially owned 2,828,874 shares of Class A Common Stock of the Issuer, representing approximately 8.9% of such class of securities. The beneficial ownership of each Reporting Person is as follows: (i) the Mast Fund beneficially owned 2,092,232 shares of Class A Common Stock representing approximately 6.5% of the class, (ii) Mast Capital, as investment adviser to the Fund and to each of the Cadogan Fund and the Cadogan Trust, beneficially owned 2,794,874 shares of Class A Common Stock representing approximately 8.8% of the class, (iii) Cadogan Management, as investment adviser to each of the Cadogan Fund and the Cadogan Trust, beneficially owned 702,642 shares of Class A Common Stock, representing approximately 2.2% of the class and (iv) Messrs. Madison and Steinberg, as the managers of Mast Capital, each beneficially owned 2,794,874 shares of the Issuer’s Class A Common Stock representing approximately 8.8% of the class. In addition, Mr. Madison owned an additional 34,000 in his individual capacity, for an aggregate beneficial ownership of 8.9% of the class. The percentage of the Class A Common Stock beneficially owned by each Reporting Person is based on a total of 31,920,486 shares of Class A Common Stock of the Issuer outstanding as of November 2, 2007 as reported in the most recent quarterly report of the Issuer on Form 10-Q for the quarterly period ended September 30, 2007.
Each of the Mast Fund, the Cadogan Fund and the Cadogan Trust has the sole power to vote and dispose of the shares of Common Stock beneficially owned by such entity (as described above). Mast Capital, as the investment adviser of the Fund and the Cadogan Fund and the Cadogan Trust, has the sole authority to vote and dispose of all of the shares of Class A Common Stock beneficially owned by the Fund and the shared authority to vote and dispose of the shares of Class A Common Stock beneficially owned by each of the Cadogan Fund and the Cadogan Trust. Cadogan Management, as the investment adviser of the Cadogan Fund and the Cadogan Trust, has the shared authority to vote and dispose of the shares of Class A Common Stock beneficially owned by each of the Cadogan Fund and the Cadogan Trust. Each of Mr. Madison and Mr. Steinberg, by virtue of his position as manager of Mast Capital, has the shared authority to vote and dispose of all of the shares of Common Stock held by the Fund and the separate accounts managed by Mast Capital. In addition, Mr. Madison has the sole authority to vote and dispose of all of the Class A Common Stock held by him individually (as described above).

Page 11 of 15 Pages
Item 5. Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following: [ ]
Item 6. Ownership of More than Five Percent on Behalf of Another Person:
N/A
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
N/A
Item 8. Identification and Classification of Members of the Group:
In acquiring certain of the shares of Class A Common Stock of the Issuer reported hereunder, pursuant to certain prior agreements, Mast Capital purchased such shares on behalf of the Cadogan Fund and the Cadogan Trust. Each of Stuart Leaf, Michael Waldron, Paul Isaac and Kyle Pickens, as the managers of Cadogan Management (collectively, the “Cadogan Managers”), the investment adviser of each of the Cadogan Fund and the Cadogan Trust, has the shared authority, together with Mast Capital and the Mast Managers, to vote and dispose of the shares held by the Cadogan Fund and the Cadogan Trust and, therefore, the Reporting Persons and the Cadogan Managers may be deemed to constitute a group for purposes of acquiring shares of Class A Common Stock of the Issuer. Exhibit 2 attached hereto states the identity of each person who may be deemed to be a member of this group. The Reporting Persons do not affirm the existence of a group and expressly disclaim beneficial ownership of any shares not held by them.
Item 9. Notice of Dissolution of Group:
N/A
Item 10. Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 12 of 15 Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MAST CREDIT OPPORTUNITIES I MASTER FUND, LTD.

By:	/s/ Christopher B. Madison

Christopher B. Madison, Director

MAST CAPITAL MANAGEMENT, LLC

By:	/s/ Christopher B. Madison

Christopher B. Madison, Manager

CHRISTOPHER B. MADISON
/s/ Christopher B. Madison

DAVID J. STEINBERG
/s/ David J. Steinberg

CADOGAN MANAGEMENT, LLC

By:	/s/ Matthew Jenal

Name: Matthew Jenal
Title: Chief Financial Officer

Page 13 of 15 Pages

CADOGAN CONFERRE FUND LIMITED

By:	/s/ Matthew Jenal

Name: Matthew Jenal
Title: C.F.O. of the Investment Manager

CADOGAN TERTIUS TRUST

By:	/s/ Matthew Jenal

Name: Matthew Jenal
Title: C.F.O. of the Investment Manager

Page 14 of 15 Pages
Exhibit 1
JOINT FILING AGREEMENT
Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree, as of February 14, 2008, that only one statement containing the information required by Schedule 13G, and each amendment thereto, need be filed with respect to the ownership by each of the undersigned of shares of Class A Common Stock of PMA Capital Corporation, and such statement to which this Joint Filing Agreement is attached as Exhibit 1 is filed on behalf of each of the undersigned.

MAST CREDIT OPPORTUNITIES I MASTER FUND, LTD.

By:	/s/ Christopher B. Madison
Christopher B. Madison, Director

MAST CAPITAL MANAGEMENT, LLC

By:	/s/ Christopher B. Madison
Christopher B. Madison, Manager

CHRISTOPHER B. MADISON
/s/ Christopher B. Madison

DAVID J. STEINBERG
/s/ David J. Steinberg

Page 15 of 15 Pages

CADOGAN MANAGEMENT, LLC

By:	/s/ Matthew Jenal
Name: Matthew Jenal
Title: Chief Financial Officer

CADOGAN CONFERRE FUND LIMITED

By:	/s/ Matthew Jenal
Name: Matthew Jenal
Title: C.F.O. of the Investment Manager

CADOGAN TERTIUS TRUST

By:	/s/ Matthew Jenal
Name: Matthew Jenal
Title: C.F.O. of the Investment Manager

Exhibit 2
Persons Who May Be Deemed To Be Members of a Group
Mast Capital Management, LLC
Mast Credit Opportunities I Master Fund, Ltd.
Christopher B. Madison
David J. Steinberg
Cadogan Capital Management, LLC
Cadogan Conferred Fund Limited
Cadogan Tertius Trust
Stuart Leaf
Michael Waldron
Paul Isaac
Kyle Pickens